May 28, 1999


Dear Investor:

Recently, you received a package from KRF3 regarding our offer to buy all of your Investor Limited Partnership Interests in Krupp Realty Fund, Ltd.- III ("Realty- III") for $550 per Unit in cash. We have realized that in speaking with the Realty -III investors that certain issues need to be clarified.

o    TIME IS RUNNING OUT

     June 11, 1999 is the expiration date of the offer.

o    WE ARE AN AFFILIATE OF REALTY - III

     KRF3 is an affiliate of Realty- III. We are real estate buyer's not arbitrageurs. We believe we are offering fair value for the Units.

o    THIS IS THE HIGHEST OFFER

     The $550 per Unit offered by us is the highest offer made by any tender offer bidder to date.

o    IMMEDIATE PAYMENT

     Payment for your tendered Units will be made 30 days from the close of the offering. There are no fees to be paid by you associated with this transaction.

o    OPPORTUNITY FOR BETTER REINVESTMENT

     If you choose to tender your Units you will have the opportunity to reinvest in assets that offer more liquidity, more diversification and less risk. In addition, you will not have to bear the risks associated with ownership of Realty-III including increasing market competition and the possibility that higher financial leverage will be necessary to finance required capital improvements.

If you have any additional questions, concerns or need assistance in completing your paperwork please call 1 (800) 605-6774 or you can reach our representatives via e-mail: Krupp.Funds@Berkshire-Group.com. Remember the expiration date of the offer is June 11, 1999.

Sincerely,

KRF3 Acquisition Company, L.L.C.

May 28, 1999


We spoke to you a few days ago regarding your investment in Krupp Realty Fund Ltd. - III. You conveyed to us that you were considering tendering your Units for $550.00 each. As you know this offer expires on June 11, 1999 and we have not received the yellow application to tender your Units.

Enclosed you will find another copy of the Agreement of Assignment and Transfer for you to complete (please disregard this if you have already mailed it to us). If need any assistance in completing the form, please give us a call at 1(800) 605-6774. Our representatives are available to assist you. They can also be reached via e-mail:
Krupp.Funds@Berkshire-Group.com.

KRF3 Acquisition Company, L.L.C.